December 8, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND HAND DELIVERY

Jay Mumford

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corindus Vascular Robotics, Inc. Registration Statement on Form S-1 Filed October 21, 2014 File No. 333-199498

Dear Mr. Mumford:

On behalf of Corindus Vascular Robotics, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail dated November 17, 2014, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on October 21, 2014 (“Form S-1”).

The Company is concurrently filing by EDGAR an Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects changes made by the Company in response to the comments received from the Staff and also includes the Company’s financial information relating to the quarter ended September 30, 2014 and certain other updated information. For your convenience, the Company is also delivering by hand a hard copy of this letter together with a courtesy copy of Amendment No. 1 marked to show changes from the Registration Statement on Form S-1.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 1. Defined terms used and not defined herein have the meanings set forth in Amendment No. 1.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Market, Industry and Other Data

1.	Please tell us whether you commissioned any of the industry or market data presented in your prospectus. Also tell us whether you commissioned or had any other relationship with the clinical and other studies mentioned in your prospectus, other than the relationships that you disclose on page 48.

None of the industry or market data presented in the Form S-1 was sponsored or commissioned by the Company. Other than the trials and studies disclosed on page 44 of Amendment No. 1, the Company did not commission or otherwise have a relationship regarding the clinical and other studies in the prospectus.

Prospectus Summary, page 1

2.	We note that your summary primarily is a repetition of large sections of your ‘‘Business” disclosure beginning on page 42. Please substantially revise your summary by carefully considering and identifying those aspects of the offering that are the most significant and highlighting those points clearly, rather than merely repeating identical disclosure that appears later in your prospectus.

In response to the Staff’s comment, the Company revised the Summary section of the prospectus.

Our Business, page 1

3.	We note your statement that you have “installed 20 CorPath Systems.” If you have not sold those systems for the full price, please clarify your disclosure.

The Company’s statement that “we have installed 20 CorPath Systems in the U.S. and 2 outside of the U.S.” reflects the following:

	U.S.	Outside of U.S.	Total
Systems sold in 2012	2	-	2
Systems sold in 2013	6	-	6
Systems sold in 2014	7	1	8
	15	1	16

Systems placed under the CorPath Utilization
Program (two in 2013 and two in 2014)	4	-	4
Systems placed under evaluation by customer
(in 2013 and 2014, respectively)	1	1	2
	20	2	22

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Each system that was sold was sold to the customer at a mutually agreed upon cash purchase price.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1 to clarify the use of the term “installed.”

PCI History and Development, page 1

4.	We note your disclosure on page two about “greatly improved” procedures. Please tell us about the results of any studies of whether robotic surgical procedures improve patient outcomes.

The Company believes that robotic surgical procedures improve PCI procedures through (i) enhanced safety for the catheterization lab staff relative to radiation exposure, (ii) advanced precision, dexterity and visualization for the physician and (iii) an economically compelling solution for the hospital. Smilowitz et al (J Invasive Cardiol 2014:26(7):318-321) studied robotic-enhanced PCI using the CorPath system compared to traditional manual PCI and found robotic-enhanced PCI was associated with lower duration of fluoroscopy, radiation dose and contrast volume. In addition, the PRECISE clinical trial indicated that the use of the CorPath System reduces radiation exposure to the primary operator by 95.2%. The STLLR Trial (AM J Cardiol 101(12):1704-11) indicates that nearly 50% of coronary balloon and/or stent placements are not accurately positioned using the traditional PCI technique. In contrast, the Company believes robotic surgical procedures with the CorPath System allow the physician to consistently measure the anatomy with sub-millimeter accuracy, view an enhanced close-up view of the patient’s vessels and arteries for the entire procedure and lock the guidewire and balloon/stent in place. Further, the Company believes that hospitals that adopt surgical robotic PCI procedures can differentiate their service and benefit from additional patients and procedures.

The Company is mindful of FDA guidelines regarding assertions about product efficacy and has not made claims about improved patient outcomes.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Our Precision Robotics System, page 3

5.	If you elect to highlight the PRECISE study in your prospectus summary, please provide equally prominent disclosure of your sponsorship of the study.

The Company has revised the Summary section on page 2 of Amendment No. 1 to indicate that the PRECISE study was sponsored by the Company.

Overview of Industry and Market, page 4

6.	Please balance your disclosure by highlighting here your statement on page 52 that cath lab patient volume has decreased.

In response to comment no. 2, the Company revised the summary section and no longer discusses the number of cath labs in the U.S. market.

Our Business Model, page 4

7.	You state that your current product line is sold by your direct sales force, yet on page 33 you state you also sell through distributors. Please clarify.

In response to the Staff’s comment, the Company has revised the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations Section to clarify that the Company sells both through its direct sales force and through distributors. With respect to the periods for which financial statements of the Company are included in the prospectus, Philips Medical Systems Nederland, B.V. (“Philips”) was the Company’s sole distributor. The Company currently sells through distributors on a purchase order basis. The Company recently entered into a distribution agreement with a distributor in Israel and the Company expects to enter into agreements with other distributors in the future.

Emerging Growth Company, page 8

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not provided, nor has the Company authorized anyone to provide on its behalf, written communications (as defined in Rule 405 of the Securities Act) to potential investors in reliance on Section 5(d) of the Securities Act.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

9.	We note your reference to five years in the second sentence of this section. Please clarify when that period started.

The Company has clarified under “Emerging Growth Company” on page 5 of Amendment No. 1 that the Company will remain an emerging growth company for up to five years from the first sale of the Company’s securities as a public reporting company on January 18, 2012, or until the earliest of (i) the last day of the fiscal year in which the Company’s total annual gross revenues exceed $1 billion, (ii) the date that the Company becomes a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the Company’s ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of the Company’s most recently completed second fiscal quarter, or (iii) the date on which the Company has issued more than $1 billion in non-convertible debt during the preceding three year period.

Risk Factors, page 12

10.	The fourth sentence of this section suggests that you might have omitted risk factors required to be disclosed by Regulation S-K Item 503(c). Please disclose all required risk factors, and remove any implication that you have not done so.

The Company has removed the fourth sentence of the introductory paragraph of the Risk Factors section, which erroneously implied that the Form S-1 does not include all risk factors required to be disclosed by Regulation S-K Item 503(c).

The commercial success of our products will depend on the degree of market acceptance, page 13

11.	Please tell us how use of your product affects the cost of operating a lab and the cost of a procedure.

In the U.S., hospitals generally bill for the services performed with the Company’s product to various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans.  Currently, there is no incremental reimbursement provided for robotic-assisted PCI. Using the CorPath System and disposable cartridge without a reimbursement code will initially increase the cost of the procedure and the cath lab operation based on the cost of the CorPath System and also disposable cassettes. On the other hand, precision capabilities of the CorPath System have the potential to help the physician choose the right stent and also place it in the optimal position, which could potentially reduce the number of stents used for each procedure (as demonstrated in the PRECISE Study when comparing to historical data), and the potential use of less contrast, which may offset some of the costs of the CorPath System. Further, hospitals may increase their share of the market for PCI procedures with the CorPath System and physicians may be able to perform more procedures due to the health benefits of the CorPath System, both of which may result in lower operating costs.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

We could be subject to significant, uninsured liabilities, page 15

12.	Please replace the term “certain” in the first sentence with more specific disclosure about the material risks at issue.

The Company has deleted the first sentence of the risk factor on uninsured liabilities. The Company believes that it maintains customary insurance coverage for material risks faced by the Company.

Complying with FDA regulations, page 23

13.	Please provide us your analysis of whether Rule 436 requires that you file the consent of (1) the expert external staff, consultants and advisors that you mention in the last paragraph as the basis of your belief that you are within the scope of your 510(k) clearance, (2) the doctors that you name on page 48, and (3) BSI Group as named on page 54.

In response to the Staff’s comments:

(1) The Company has deleted the reference (on page 23 of Form S-1) to the external staff, consultants and advisors;

(2) With respect to the reference to Dr. Weisz and Dr. Carrozza (on page 48 of Form S-1) the Company respectfully submits that there is no quote or summarization of a report or opinion of either Dr. Weisz or Dr. Carrozza. Rather, the Form S-1 refers to the results of a published study, and the reference to Dr. Weisz and Dr. Carrozza is necessary in order to properly identify such study. Therefore, Rule 436(a) of Regulation S-K does not require the Company to obtain the consent of either individual. Additionally, Rule 436(b) of Regulation S-K does not require the Company to obtain the written consent of Dr. Weisz or Dr. Carrozza because the Form S-1 does not state that any information contained therein has been reviewed or passed upon by either of them.

(3) With respect to the reference to BSI (on page 51 of Form S-1), the Company respectfully submits that the Form S-1 does not share any opinions or conclusions of BSI, nor does the Form S-1 state that information contained therein has been reviewed or passed upon by BSI. Therefore, Rule 436 of Regulation S-K does not require the Company to obtain BSI’s written consent.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

14.	Given your disclosure of the capabilities of your product beyond the FDA-cleared procedure, please clearly disclose in an appropriate risk factor FDA restrictions on your activities as they apply to off-label uses.

In response to the Staff’s comment, the Company has included a risk factor on page 19 of Amendment No. 1 under the heading “We may incur liability related to the off-label use of our products.”

Market Price, page 28

15.	Please provide disclosure for the entire period required to be addressed by Regulation S-K Item 201(a)(1).

There has been and is no established trading market for the Company’s Common Stock. In response to the Staff’s comment, the Company has modified the disclosure in the Market Price of Our Common Stock and Related Matters section to indicate that there was no trading volume reported by OTC Markets during the two most recent fiscal years and the six month period ended June 30, 2014. The Company respectfully submits that the trading history of the Company prior to the reverse acquisition relates to the former business of the Company and, as a result, is not likely to be helpful to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

16.	We note your discussion on page F-14 regarding your sole worldwide distributorship agreement with Philips which expired on August 7, 2014. On page 33, you disclose that you sell your CorPath 200 System directly and through distributors. Please respond to the following:
•	Please revise to reconcile your disclosure on page 33 with your disclosure on page F-14.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

In response to the Staff’s comment, the disclosure on pages 29, 30, 32 and 69 of Amendment No. 1 has been revised to indicate that, following the termination of the distribution agreement with Philips, the Company may continue to sell CorPath Systems through Philips under a non-exclusive arrangement under mutually agreeable terms on a sale-by-sale basis and documents such sale with a purchase order. Since the termination of the Philips agreement, the Company sold one CorPath System through Philips pursuant to a purchase order. The Company also sells through other distributors on a purchase order basis. Further, the Company recently entered into a distribution agreement with a distributor in Israel and expects to enter into contracts with other distributors in the future.

•	Please also tell us why you do not discuss the termination of your distributorship with Philips in your MD&A. Refer to Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Management’s Discussion and Analysis of Financial Condition and Results of Operations section has been revised to discuss the termination of the distribution agreement with Philips.

17.	Please discuss the portion of your sales in each of the periods presented that are based on the CorPath utilization agreements involving premium pricing for consumables that you mention on page 52. Also disclose the expiration dates of material CorPath utilization agreements or material groups of utilization agreements.

As of September 30, 2014, the Company has entered into four CorPath utilization agreements, which allow customers to use the CorPath System in exchange for paying a premium price for consumable, single-use cassettes. The Company places the CorPath System at the customer location free of charge and charges a premium price for the cassettes. The Company has recognized revenue under these utilization agreements in the following amounts over the respective periods (in 000’s):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014

Revenue for cassettes sold
under the CorPath
utilization agreements	$0	$39	$9	$117
Total revenues	$202	$896	$509	$2,369
Percentage of revenues	0.0%	4.3%	1.8%	4.9%

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

The Company’s CorPath utilization agreements are as follows:

Customer	Commencement

A	September 2013
B	November 2013
C	February 2014
D	June 2014

The Company’s CorPath utilization agreements expire at various times from November 2016 to June 2017. The Company, however, does not believe this information is meaningful to investors as these agreements represent less than 5% of the Company’s revenues.

The Company has revised page 49 of Amendment No. 1 to provide additional information on the Company’s CorPath utilization agreements.

Critical Accounting Policies, page 33

Stock Based Compensation, page 34, and Warrant Revaluation, page 34

18.	Please tell us how you determined the fair value of your common stock for the purposes of determining stock based compensation and warrant revaluation. Discuss the assumptions and judgments required to make the estimates.

Background

The Company has granted options to purchase 0.9 million shares of Common Stock during the nine months ended September 30, 2014, each at an exercise price of $0.75 per share. In 2013, the Company granted options to purchase 1.4 million shares of Common Stock at an exercise price of $0.75 per share, including 0.9 million options which were granted in January 2013.

Historically, the Company has granted options to purchase Common Stock at an exercise price that represents a premium above the fair market value of the Company’s Common Stock. For example, stock option activity for the 12 months ended September 30, 2014 is as follows:

Grant Date	Valuation date*	Options	Fair value of Common Stock	Exercise Price

June 2014	June 30, 2014	0.3 million	$0.59	$0.75
March 2014	March 31, 2014	0.6 million	0.15	0.75
October – December 2013	September 30, 2013	0.2 million	0.46	0.75
		1.1 million

* Each valuation was performed on a contemporaneous basis.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

The Company issued the following warrants on the following dates:

Warrants to purchase	Date	Amount	Exercise Price	Fair Value of Preferred Stock

Series A Preferred Stock	March 2008	0.1 million	$0.76	$1.41
Series D Preferred Stock	January 2011	4.7 million	$1.06	$0.85
Series E Preferred Stock	June 2014	0.2 million	$1.41	$1.76
Total		5.0 million

The Company obtained contemporaneous valuations for Series A, D and E Redeemable Convertible Preferred Stock on the respective dates of issuances in order to determine the fair value of the warrants.

The preferred stock warrants were determined to be liability instruments and are therefore recorded at fair value at each balance sheet date using the Black-Scholes method. Therefore, subsequent to the date of issuance, the Company obtained contemporaneous third party valuations of the preferred stock as an input to the Black-Scholes model for purposes of valuing its warrant liability as of its most recent reporting dates, including September 30, 2013, March 31, 2014, and June 30, 2014.

The Company revalued the warrants for the final time at the date of the Acquisition on August 12, 2014, using the fair value of the Series A, D and E Redeemable Convertible Preferred Stock of $2.00 per share as an input to the Black-Scholes calculation. This amount was the price paid in connection with the issuance to a private investor of one million shares of common stock at the date of the Acquisition. All of the Redeemable Convertible Preferred Stock was converted to common stock on the date of the Acquisition, at the election of holders.

Discussion

The Company has obtained independent third party valuations of its common stock and preferred stock for the purposes of determining stock based compensation and warrant revaluation accounting. Valuations were performed to estimate the value of a single share of common stock and preferred stock on a minority, nonmarketable basis and were compliant with the guidance in the AICPA Audit and Accounting Practice Aid Series: Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Company reviewed and approved the results of the valuations.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

The most recent valuations performed for the Company were as of September 30, 2013, March 31, 2014, and June 30, 2014.

The valuation specialist utilized the Market and Income Approaches to determine the total equity value of the Company, which included the following inputs:

•	Historical financial information
•	Forecasted operational performance including revenues, cash flows, and other financial data.
•	Estimated timing of a liquidity event, which might take the form of an IPO, sale of the Company or liquidation of the Company.

While the Company did not assign a probability to the specific liquidity events, an estimated time line to liquidity was estimated as follows:

Valuation	Time to Liquidity Event (years)

September 30, 2013	2.0
March 31, 2014	1.5
June 30, 2014*	0.6

*As of June 30, 2014, where three scenarios were considered under the PWERM, as detailed below, three different times to liquidity were utilized resulting in the probability weighted average time to liquidity of 0.6.

Under the Market Approach, the Guideline Public Company Method was used, which compares the Company with guideline publicly-traded companies which the Company provided to the valuation specialist and were those that were similar to the Company with respect to industry and to the risk of realizing return on investment in such a company. Valuation multiples are calculated from selected guideline companies to provide an indication of how much current investors in the marketplace are willing to pay for a company with similar characteristics (i.e., similar business, geographic region, and other operating characteristics) to those of the Company. The Company selected the following guideline publicly traded companies:

•	Stereotaxis, Inc. (STXS)
•	Hansen Medical, Inc. (HNSN)
•	AtriCure, Inc. (ATRC)
•	CONMED Corporation (CNMD)
•	Intuitive Surgical, Inc. (ISRG)
•	AngioDynamics, Inc. (ANGO)
•	Synergetics USA, Inc. (SURG)
•	LeMaitre Vascular, Inc. (LMAT)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

The selection and weighting of multiples included factors such as stage of maturation, growth prospects and risks, and current operational performance.

Given the Company’s early stage of growth, future performance was weighted more heavily than current performance. Accordingly, greater weight was applied for multiples of forecasted revenue (“forward multiples”) as market participants would value the company more heavily based on future performance. Forward multiples decreased from 3.4 in the September 30, 2014 valuation to 2.4 in the June 30, 2014 valuation as greater weight was placed on future performance in each valuation and as future revenue performance was extended to later periods.

The Income Approach was also used to determine enterprise value, which determines value by estimating the present value of the expected future benefits generated by a company. Discounted cash flow analysis (“DCF”) is a form of the Income Approach that is most appropriate to apply to a company whose earnings are not expected to follow a stable growth pattern in the near future. DCF analyses were performed using the Company’s forecast of operational performance as of each valuation date. In the DCF, revenues were forecast to grow at a high rate for several years but were then tempered as the Company matured. Other components included direct costs and operational expenses as well as capital expenditures. Ultimately the forecast period ended with a terminal year after operational performance achieved a level of continual positive performance.

The net cash flows for the explicit forecast years were then discounted to present value using a discount rate reflective of the Company’s weighted average cost of capital (“WACC”). The WACC for the Company was heavily reliant on the cost of equity which was estimated using the capital asset pricing model and included a premium to reflect the expected return for a venture-funded company. As of the end of the explicit forecast period, the level of EBITDA was used to determine a terminal value (i.e., the value of operating performance beyond the forecast years). The terminal value was estimated by applying a multiple to the level of EBITDA in the final forecast year, the product of which was then discounted to present value using the Company’s WACC.

The key assumptions were as follows at the following valuation dates:

	June 30, 2014	March 31, 2014	September 30, 2013
Number of years in forecast	8.0	8.0	8.0
EBITDA multiple applied for terminal value	9.8	10.9	11.9
Weighted-average costs of capital	27.5%	28.5%	26.8%

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

For the March 31, 2014 and September 30, 2013 valuations, the valuation specialist then applied the option pricing method (“OPM”) of equity allocation to the total equity value in order to determine the value of a single share of common stock and preferred stock. The OPM treats preferred and common stock, warrants, options and any other similar instruments as a series of different call options on the fair value of the equity of a business enterprise. The OPM considers the rights to distributions of different securities interests in the entity including the level of seniority among the securities, dividend requirements, conversion ratios, and cash allocations. This method implicitly considers the effect of the liquidation preference as of any expected future liquidity date(s), not as of the valuation date. Key inputs in the application of the OPM include the fair value of the business enterprise as of the valuation date, the expected volatility of the total equity value of the entity, and the expected term until a liquidity event. The expected volatility was based on a review of the historical volatilities of guideline companies, and the expected term was based on the expected timing of future potential liquidity events; these inputs were reassessed as of each valuation date. The valuation specialist believes the OPM is the most appropriate method to use when specific future liquidity events are difficult to forecast. Indications of value of each of the components of the capital structure were provided under the OPM. The estimated volatility measure was 80% as of each of the valuation dates.

For the June 30, 2014 valuation, the valuation specialist used the probability weighted expected return method (“PWERM”). Under the PWERM, the value of the various equity securities are estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Shares are valued based on the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the Company, as well as the rights of each share class. The future outcomes considered typically include: Initial Public Offering, sale of the enterprise, dissolution, or remaining private. The PWERM is generally more appropriate to use when the time to a liquidity event is possibly short as was the case as of June 30, 2014. Under the PWERM, three scenarios were considered: staying private, the reverse merger transaction with YIDI, and a private equity investment in the Company. The value indication for the staying private scenario was estimated using the guideline company method and DCF as described above where the OPM was used to allocate total equity value. Under the merger transaction with YIDI, the proposed value of total equity was used, and the OPM was used to allocate total equity value. For the private equity investment scenario, the total value of a possible 100% purchase by a prospective investor was used and allocated proportionately on a common equivalent basis. Weightings reflecting the probability of each scenario as estimated by management were assigned as follows: 45% likelihood of staying private, 45% likelihood of the reverse merger transaction and a 10% likelihood of a private investment. The resulting value indication of common stock under each scenario was used to determine the weighted conclusion for the fair value of the common stock.

After the allocation of equity was performed, the preliminary value indication of a common share was converted into a conclusion of fair value by assessing the impact on value of the limited marketability of the common stock of the Company, which the Company’s non-marketable shares could be considered to lack (until a liquidity event occurred) compared to shares on a marketable basis. In assessing an appropriate discount for lack of marketability (“DLOM”), the Black-Scholes Option Pricing Model approach was used to determine the value of a theoretical put option. Dividing the value of this theoretical put option by the fair value of the Company’s shares on a marketable basis produced an indicated lack of marketability percentage discount indication. Historical studies on discounts were also considered. In addition to the put option methodology and historical studies, other factors contributed to the determination of the DLOM (see Mandelbaum vs. Commissioner, 1995). As of each valuation date the facts and circumstances of Corindus were considered including the Company's finances and operations. A 35% DLOM was deemed appropriate as of September 30, 2013. As of March 31, 2014, although the time to liquidity had decreased to 1.5 years from 2.0 years, the future remained very uncertain for Corindus. For example, the operating forecast used in the September 2013 valuation was changed dramatically with an average decrease in revenues of 54% over the 2014-2018 projected period. A company's outlook is a factor in determining the DLOM as well as its track record of meeting and changing forecasts. Furthermore, the Company had taken on much debt, which placed equity at higher risk of returns. Due to these factors, the DLOM was maintained at 35% in the March 31, 2014 valuation, as the timing and likelihood of a liquidity event remained uncertain. As noted above, in the June 30, 2014 valuation, a PWERM method was used because the Company had begun discussions regarding a strategic transaction (the reverse merger) which would change the liquidity profile of the Company's shares. As of June 30, 2014, under the PWERM a different DLOM was used for each scenario resulting in a probability weighted average DLOM of 21% in the June 30, 2014 valuation.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

As previously noted, the Company used the fair value of the respective preferred stock as an input to the Black-Scholes calculation for purposes of valuing its warrant liability.

The Company did not apply a DLOM to the preferred stock used in the valuation as the requirements for liquidity and marketability by preferred stockholders differ substantially from those of common stockholders.

Management has reviewed these assumptions and believes that values as of each valuation date reflect the fair market value of common stock for purposes of stock option valuation and preferred stock for warrant liability valuation.

Discussion of Six Months ended June 30, 2013 compared to Six Months ended June 30, 2014, page 36

Revenue, page 36

19.	We note that the increase in revenue is attributed to increased sales of systems, higher pricing and increased sales of cassettes and accessories. Please quantify the amount of the increase attributable to each factor disclosed. Please also apply to your similar discussion of revenue for the years ended December 31, 2012 and 2013. Refer to Instruction 4 to Item 303(a) and FRR 501.04.

The Company notes that the average price of the Company’s systems increased from [***] for the nine months ended September 30, 2013 to [***] for the nine months ended September 30, 2014 due to a higher percentage of systems sold through the Company’s direct sales force than through its distribution channel.

In response to the Staff’s comment, the Company has revised pages 32 and 34 of Amendment No. 1.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Cost of Revenue, page 36

20.	Please separately discuss the costs of the CorPath 200 system and cassettes. Also apply this comment to your cost of revenue disclosure on page 38.

At the Company’s current volumes, the cost of its CorPath Systems is approximately $0.1 million. The cost of the Company’s cassettes average approximately $1 thousand per cassette. The Company expects these costs to decrease as it obtains economies of scale with respect to purchasing and production and continues to incorporate design enhancements.

In response to the Staff’s comment, the Company has revised pages 32 and 34 of Amendment No. 1.

Corporate Overview and History, page 42

21.	Please tell us why this section does not describe (1) the transactions disclosed in your Form 8-K filed July 7, 2014, including the Note which appears to require the company to transfer to the then president all of its assets, and the change in control, and (2) the related repurchase agreement included with your Form 8-K amended August 15, 2014.

In response to the Staff’s comment, the Company respectfully submits that the Company describes the spin-off of the pre-Acquisition business of the Company to a former director, officer and shareholder of YIDI in exchange for the cancellation of outstanding indebtedness of the Company in the Corporate Overview and History of Corindus, Inc. section. Additionally, the Loan Agreement and Promissory Note with Lisa Grossman does not require the Company to transfer its assets to Mrs. Grossman. Rather, it was agreed in conjunction with the Acquisition that, pursuant to the Acquisition Agreement, Mrs. Grossman would forgive the outstanding debt under such Loan Agreement and Promissory Note in exchange for the assets relating to the pre-Acquisition business of the Company.

In response to the Staff’s comments, the Company has included in the Corporate Overview and History section, on page 38 of Amendment No. 1, disclosure on the change of control and share repurchase.

Business, page 42

22.	In an appropriate section of your document, please provide the disclosure required by Regulation S-K Item 506, including (1) a comparison of the offering price of this offering to the cash contribution of those people mentioned in the first sentence of that Item, and (2) the net tangible book value per share, and the amount of immediate dilution from the offering price.

The Company respectfully submits that since the Company was subject to the reporting requirements of Section 15(d) of the Exchange Act immediately prior to the filing of the Form S-1, the Company is not required to include dilution information required by Regulation S-K Item 506. Item 506 provides that dilution disclosure is required where “…the registrant is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act immediately prior to filing of the registration statement…” The Company’s review of Form S-1’s filed in conjunction with similar secondary offerings support the Company’s interpretation of Item 506.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

23.	Please disclose in this section your reliance on major customers mentioned on page F-18. Add any appropriate risk factors. Also, if you do not name the key customers in your document, please tell us the names, and provide us your analysis of why those names need not be disclosed.

Philips, as the Company’s sole distributor during the periods disclosed, is a customer that constitutes a substantial portion of the Company’s revenues. Philips accounted for approximately 94%, and 71% of the Company’s revenues in 2012 and 2013, respectively, and 75% and 13% of the Company’s revenues for the nine months ended September 30, 2013 and 2014, respectively. Philips also accounted for approximately 94%, 78% and 0% of the Company’s accounts receivables at December 31, 2012 and 2013 and September 30, 2014, respectively.

Additionally, the Company also had the following customers that accounted for greater than 10% of its revenues for the periods presented:

Customer	Year ended December 31		Nine months ended September 30

	2012	2013	2013	2014
[***]	-	-	-	34%

[***]	-	-	-	15%

[***]	-	-	-	13%

The Company also had the following customers that accounted for greater than 10% of its accounts receivable for the following periods:

	December 31		September 30
Customer	2012	2013	2014

[***]	-	-	74%

Due to the price of the CorPath System relative to consumables, customers that purchase a system in a specific period will make up a significant percentage of revenue in that period. Pricing is considered confidential and since a large percentage of revenue and accounts receivables are from a small number of customers, disclosing specific customer names may expose a particular customer’s purchase price.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Although a distributor or a hospital may represent a significant source of revenue or accounts receivable for the Company in a given quarter, this is likely to be a temporary condition resulting from the low volume of the Company’s current sales pipeline. Going forward, the Company will not distribute through a single distributor as it had done previously and it expects to have a generally diverse customer base. Thus, the Company does not believe a risk factor regarding reliance on major customers is necessary.

Overview of Business and Market, page 45

24.	Of the labs, rooms and procedures that you describe in this section, please tell us the portion that satisfy the criteria that you identify in the third paragraph under “Sales and Marketing” on page 50 as customers likely to purchase your product.

All hospitals with cath lab rooms that perform PCI procedures are potential customers for a CorPath System. The portion of the approximately 3,250 cath lab rooms in the U.S. that will qualify as customers likely to purchase a CorPath System is difficult to ascertain because certain relevant data is not publicly available and customer qualification is determined by the Company’s sales team on a case-by-case basis and is somewhat subjective based on the priorities of each individual physician and hospital facility. The Company has revised the Overview of Business and Market section on page 47 of Amendment No. 1 accordingly for clarification.

Intellectual Property, page 49

25.	Please disclose the scope of your granted patents, including a clear indication of the technology protected, the geographic scope of that protection, and the date that material patents expire.

In response to the Staff’s comment, the Company has included additional information on page 45 of Amendment No. 1 that discloses the scope of the Company’s granted patents, including the technology protected, the geographic scope and the date that patents expire.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Competition, page 52

26.	Please reconcile your disclosure here that you do not face direct compensation with your disclosure on page 21 that you have demonstrated substantial equivalence to another device.

The Company does not have any direct competitors. The devices referenced in the Form S-1 as having substantial equivalence to the CorPath System for the purposes of regulatory clearance are not comparable from a commercial standpoint. In this case, the characteristics of the devices that served as predicates for the purpose of regulatory clearance of the CorPath System differ significantly from those of the CorPath System from a commercial perspective, and thus such devices do not directly compete with the CorPath System. There is currently no other robotic-assisted surgical system of which the Company is aware that is indicated for the entire PCI procedure.

27.	Please tell us how you determined which competitors to name in this section and which companies are dominant in the robotic surgery market.

The Company determined the competitors of the Company (in relation to the CorPath System) and which companies have significant market share in the robotic surgery market by reviewing industry communications, market research, regulatory clearances, clinical literature and scientific conference presentations and by speaking with the Company’s advisory board physicians.

Executive Officers and Directors, page 59

28.	Please disclose Mr. Bachrach’s position with ESC Medical Systems during the periods you describe.

In response to the Staff’s comment, the Company has revised the Management – Directors and Officers section to disclose that Mr. Bachrach was co-founder and Executive Vice President of ESC Medical Systems from 1993 to 1995 and that from 1996 onward he was Vice Chairman and Executive Vice President of Business Development and Strategic Planning at ESC Medical Systems.

29.	Please disclose when the agreements to designate directors end and who has agreed to vote in favor of the designees.

The agreements that permitted certain persons or entities to designate members of the Board of Directors of the Company terminated upon the closing of the Acquisition on August 12, 2014 pursuant to the terms of the Securities Exchange and Acquisition Agreement dated August 5, 2014. The Company is not aware of any voting agreements, stockholders agreements or any other agreements between or among the Company’s stockholders with respect to the election of directors of the Company.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

30.	Please provide the disclosure required by Regulation S-K Item 401 for each of the individuals identified in the table on page 66. Also, include a row for each of those individuals in the table on page 73.

The Company respectfully submits that Mr. Chiminski and Mr. Wenderow have not been designated as executive officers.

Director Compensation, page 64

31.	Please provide the disclosure required by the Instruction to Regulation S-K Item 402(r)(2)(iii) and (iv).

In response to the Staff’s comment, the Company has disclosed in the Director Compensation section, by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year-end for each director.

Summary Compensation Table, page 66

32.	Please reconcile your disclosure in footnote (6) and in the last paragraph on page 67 with Regulation S-K Item 402(n)(2)(iv) which provides that you should report the compensation in the year earned.

In response to the Staff’s comment, the Company has amended the data in the Summary Compensation Table and footnote (6) thereto and the second paragraph on page 65 of Amendment No. 1 so that each bonus amount now relates to the year in which it was earned.

Certain Relationships and Related Party Transactions, page 71

33.	Please provide in this section the disclosure required by Regulation S-K Item 404 regarding the distributor agreement with Philips mentioned on page F-14, the share repurchase mentioned on page F-39, the forgiveness of the related party note on page F-45, and the loan transaction represented by exhibit 10.9 including the extent to which proceeds were used to pay affiliates.

In response to the Staff’s comment, the Company has disclosed the above-referenced transactions in the Certain Relationships and Related Party Transactions section on pages 69 and 70 of Amendment No. 1.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Lock-up Agreements, page 72

34.	Please identify which related persons and selling stockholders are parties to this agreement. We note that your disclosure here refers to “certain” security holders, while your disclosure in the paragraph following the footnotes on page 75 suggests that all beneficial owners are subject to the lock-up agreement.

In response to the Staff’s comment, the Company has replaced the first sentence of the paragraph following the footnotes in the Principal and Selling Stockholders section on page 73 of Amendment No. 1 with the following:

“Shares of our Common Stock that are owned by former holders of shares of Corindus, Inc., or the rights to acquire shares of Corindus, Inc., are subject to the terms of a Lock-Up Agreement as discussed hereinabove.”

Principal and Selling Stockholders, page 73

35.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by each entity identified in the table.

In response to the Staff’s comment, the Company has amended the footnotes to the Principal and Selling Stockholders table so that each footnote that relates to ownership by an investment fund discloses the applicable natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the investment fund to which each such footnote relates.

36.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Cowen Investments, LLC is a selling stockholder and is affiliated with the broker-dealer Cowen and Company LLC.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

37.	Please describe the material terms of the transaction in which the selling stockholders acquired the offered shares, including the preemptive rights granted by section 4.9 of exhibit 10.28.

In response to the Staff’s comment, the Company revised and expanded the description of the material terms of the Securities Purchase Agreement, dated September 12, 2014, on page 77 of Amendment No. 1.

Control Share Acquisitions, page 80

38.	We note your disclosure that these provisions are applicable if you are an ‘‘issuing corporation.” Please clarify whether you are an “issuing corporation” and whether you satisfy the stockholder requirements mentioned in the first sentence of this section.

While the Company would otherwise be an “issuing corporation” under Nevada law, the Company currently does not satisfy the stockholder requirements mentioned in the first sentence of the Anti-takeover Effects of Nevada Law – Control Share Acquisitions Section. The Company has revised the disclosure in this section on page 78 of Amendment No. 1 accordingly for clarification.

Sale of Restricted Shares, page 81

39.	Please how us how you calculated the 3,688,000 shares mentioned in the second paragraph, given the 5% quarterly lock-up release mentioned in the first paragraph on page 82.

The Company incorrectly calculated 3,688,000 shares disclosed under Sale of Restricted Shares, which represents 5% of the aggregate shares of common stock covered by the Lock-Up Agreements. The Company has amended the disclosure on page 80 of Amendment No. 1 to reference 17,485,032 shares and included the following:

“As required by the terms of the Acquisition Agreement with Corindus, Inc., we entered into Lock-Up Agreements with certain security holders. The Lock-Up Agreements covered a total of 87,425,168 shares (which amount is comprised of 73,360,287 shares of Common Stock of the Company issued pursuant to the Acquisition and 14,064,881 shares reserved for issuance pursuant to outstanding options and warrants). Each such security holder agreed, from the date of the closing of the Acquisition until 12 months thereafter, not to make or cause any sale of our securities. After completion of this 12-month lock-up period, each such security holder agreed not to sell or dispose of more than 5% of the number of the Company’s securities held by each such security holder, per quarter over the subsequent 12-month period. Upon the completion of this 12-month period, the Lock-Up Agreements will terminate.”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Where You Can Find Additional Information, page 83

40.	Please provide us your analysis of when your reporting obligation was automatically suspended by Section 15(d) of the Exchange Act given the number of record holders of your common stock. Address in your response how the reporting suspension affects (1) the disclosure required by Regulation S-K Item 502(b), and (2) your disclosure regarding Rule 144 sales; for guidance, please see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 132.09. In this regard, please also tell us why you believe it is appropriate for the facing page of your latest Form 10-K to represent to investors that your common stock is registered under Section 12(g) of the Exchange Act.

The Company is a reporting company filing under Section 15(d) of the Exchange Act and has not registered a class of securities under Section 12 of the Exchange Act. The Form 10-K filed on June 30, 2013 by management of the Company prior to the Acquisition was incorrect in indicating that the Company had common stock registered under Section 12(g) of the Exchange Act. The Company acknowledges that the one-year holding period under Rule 144(d)(1)(ii) of the Securities Act applies to restricted securities of the Company. The Company has revised the disclosure accordingly in “Shares Eligible for Future Resale” set forth on page 80 of Amendment No. 1.

Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-10

Financial Instruments, page F-11

41.	Please tell us where you have provided the disclosures required by FASB ASC 820-10-50-2. For recurring and nonrecurring fair value measurements you should disclose the fair value measurement at the end of the reporting period and the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety.

The Company has two financial instruments, which are subject to recurring fair value measurements: cash equivalents, which consist of money markets, and the Company’s warrant liability. The Company had no financial instruments that are subject to non-recurring fair market value measurements as of December 31, 2012 and 2013 and September 30, 2014, except for disclosure purposes.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

The Company’s assets and liabilities, which are not measured at fair value in the Company’s balance sheet, for which fair value is required to be disclosed, are as follows:

•	Deposits
•	Note receivable from stockholder
•	Long-term debt

In response to the Staff’s comment, the Company has revised Note 2 on pages F-11 and F-12 of Amendment No. 1.

Cash Equivalents, page F-12

42.	We note that you consider short-term investments with original maturity dates of three months or less at the date of purchase to be cash equivalents. Please tell us how your policy considers the definition of cash equivalents in the FASB Master Glossary, including whether your short-term investments are highly liquid.

At June 30, 2014 and September 30, 2014, the Company did not have any cash equivalents. At December 31, 2012 and 2013, however, the Company’s cash equivalents consisted of a money market account in the amount of $25.3 million and $9.7 million, respectively. The money market account was the Merrill Lynch Preferred Deposit Program, which provided interest at 0.15% annually, was highly liquid, accessible without any penalty and required no minimum balance.

In response to the Staff’s comment, the Company has revised page F-12 of Amendment No. 1.

Product Warranty and Allowance for Doubtful Accounts, page F-12

43.	We note that your allowance for doubtful accounts is based on your assessment of the collectability of your customers’ accounts. Please revise to disclose how you considered FASB ASC 310-10-35-8 and 35-9.

In response to the Staff’s comment, the Company has revised page F-13 of Amendment No. 1.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

44.	We note that you offer your customers a standard one-year warranty. Please tell us how you considered the disclosures required by FASB ASC 460-10-50-8(b) with respect to your accounting policy and methodology used in determining your liability for product warranties (including any liability associated with extended warranties).

In response to the Staff’s comment, the Company has revised page F-13 of Amendment No. 1.

Revenue Recognition, F-14

45.	We reference the disclosure regarding the CUP program under which you place systems in the field and the customer agrees to purchase a minimum number of cassettes each month. Please explain to us in further detail the significant terms of the CUP program, including what happens to the equipment at the end of the term. In addition, please tell us the accounting literature that you followed in determining to recognize revenue under the program on the sale and shipment of each cassette. Please disclose whether this results in recognizing revenue straight-line over the term of the contract.

The relevant terms of the CUP program are as follows:

  The Company installs the CorPath System at a customer site free of charge and retains ownership of the system

  The customer agrees to purchase a specified minimum number of cassettes per month over the term of the arrangement, which for the four CUP installations the Company has made to date range from 36 months to 40 months.

  The Company generally charges a premium price for each cassette.

  Prior to the end of the 36 or 40 month term, the customer has the right to (a) extend the term for another 12 months, (b) purchase the system at its then fair market value or (c) return the system to the Company.

For purposes of revenue recognition, the Company has followed FASB Statement of Financial Accounting Concepts (CON) 5, Recognition and Measurement in Financial Statements of Business Enterprises, and SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition, which allows for product sales to be recognized when revenue has been earned and realized as long as the following criteria are met:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

•	Persuasive evidence of an arrangement exists.

•	Delivery has occurred or services have been rendered.

•	The seller’s price to the buyer is fixed or determinable.

•	Collectability is reasonably assured.

While the contract requires the customer to meet certain minimum monthly cassette purchases, the Company has not enforced those minimum purchases on the customer given the early stage of the Company’s commercialization. Since the Company does not charge for the use of the system, the only consideration received is the fixed price associated with the number of cassettes purchased by the customer, which can fluctuate based on the customer’s demand. Accordingly, the Company recognizes revenue upon the shipment of the cassettes to the customer, which is the time that such amounts become fixed and determinable.

The Company has considered ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, which provides guidance on how to separate elements (also referred to as “deliverables”) in a single arrangement into different units of accounting and then how to allocate the arrangement consideration to those separate units of accounting. Under a standard system sale, the Company has two deliverables: (1) the delivery, installation and initial training on the system which represents one unit of accounting since the three elements are essential to the functionality of the system, and (2) the shipment of the initial order of cassettes to the customer. The delivery of the initial order of cassettes (generally, eight cassettes) coincides with the delivery of the system.

The Company has also considered ASC Topic 840, Leases, as the placement of the system conveys the right to use an asset over time. However, since the Company does not separately charge any fees for the right to use the system and all revenues are contingent on the purchase and delivery of an unknown number of cassettes, the Company has not separately recognized any revenue as sales-type lease revenue.

As discussed in the Company’s response to the Staff’s comment No. 17, the Company’s revenues under this program have not been significant to date.

The Company plans to use the CUP program selectively in the future; the Company therefore expects the related sales as a percentage of total revenue will further diminish over the next 12 to 24 months.

46.	We see that you sell service plans with an extended warranty period and component upgrades. Please tell us how you determine best estimate of selling price for each service.

As further discussed in the Company’s response to the Staff’s comment No. 47, the Company has developed its best estimate of selling price (“BESP”) of these service deliverables based on a “cost plus” method for purposes of allocating revenue in its multiple element arrangements. As discussed in the Company’s response to the Staff’s comment no. 47, the Company sells its systems with and without service plans. The Company respectfully directs the Staff to the Company’s response to the Staff’s comment no. 47 where the Company provides context for its multiple element arrangements.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

47.	We note that you recognize revenue on multiple-element arrangements for the entire arrangement (system, installation and initial training) upon acceptance by the end-user customer. Please tell us the nature of your multiple-deliverable arrangements, including the terms of acceptance and when acceptance typically occurs for your arrangements. Please also tell us how you account for transactions where you sell products together with service contracts. Ensure that your disclosure includes all of the disclosures required by FASB ASC 605-25-50-2.

The Company has historically offered three types of multiple-element revenue arrangements:

1) Standard system sale with no service plan

2) Standard system sale with basic service plan

3) Standard system sale with premium service plan

These are described and evaluated in more detail below.

Standard System Sale with No Service Plan

Background

A standard sale of the Company’s equipment requires the Company to deliver the system, complete its installation, and provide initial training, which consists of limited user training to ensure the clinicians can comfortably operate the system. In connection with the system sale, the customer separately purchases an initial quantity of cassettes which is based on the Company’s list price and represents the same ongoing price for future cassettes, which may be purchased by the customer as needed.

The delivery and installation of the system and an initial training of personnel are considered essential to the functionality of the system. After completion of the delivery, installation and initial training, the customer provides to the Company a written acceptance of the system. The delivery of the initial order of cassettes (generally, eight cassettes) coincides with the delivery of the system.

Each system is sold with a standard one-year standard warranty, which provides that the system will function as intended and during that one year period, the Company will either replace the product or a portion thereof or provide the necessary repair service during the Company’s normal service hours. The Company has concluded that the warranty provided to its customers is a standard warranty and therefore, the Company accrues for the estimated costs of the warranty once the system revenue is recognized.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Through September 31, 2014, the Company has had seven standard system sales.

Evaluation of Multiple-Element Arrangement:

Under a standard system sale, the Company has two deliverables: (1) the delivery, installation and initial training on the system which represents one unit of accounting since the three elements are essential to the functionality of the system, and (2) the shipment of the initial order of cassettes to the customer. The delivery of the initial order of cassettes (generally, eight cassettes) coincides with the delivery of the system.

Upon written acceptance of the system, the Company recognizes the revenue related to the system sale as well as the initial order of cassettes.

While the Company provides list pricing to its customers and sells the system and initial cassettes under separately negotiated purchase orders, the Company has allocated the revenue to each of the two units of accounting using the relative selling price of each deliverable. The selling price of the Company’s systems has been developed using BESP, specifically a “cost plus” model, which assumes an approximate 15% margin on sales to the Company’s distributor and 50% margin on direct sales, which is based on the Company’s internal forecast. The margin for sales to the Company’s distributor is less since selling and marketing effort is performed by the distributor. The selling price of cassettes has been developed using VSOE, based on the selling price for the ongoing sale of cassettes since those cassettes are routinely sold to the customer on a stand-alone basis. The allocation of the fee based on the relative selling prices of the deliverables is generally consistent with the pricing that is provided to the customer for each of the two deliverables of the arrangement.

Standard System Sale with Basic Service Plan

Background

The Company may also sell its standard system with a basic service plan. The deliverables under the standard system sale are the same as those outlined above.

The basic service plan provides the customer with the following during the term of the service plan:

  An extension of the standard one year warranty period for an additional one to four years depending on the length of the service plan
  Preventative maintenance where technical service specialists perform regularly scheduled maintenance inspections and verifications
  Daytime phone support for technical service questions
  Software updates, when and if available, intended to resolve minor bug issues, which have been minimal and infrequent.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

 Through September 30, 2014, the Company has not had any standard system sales with basic service plans.

Evaluation of Multiple-Element Arrangement:

The deliverables under this multiple-element arrangement include: (a) the system, including delivery, installation and initial training, which are subject to customer acceptance, (b) the initial order of cassettes, and (c) the extension of the warranty period as well as extended customer service support periods.

The accounting and allocation of revenue for the first two units of accounting is consistent with that described above for standard system sales above.

With respect to the basic service plan, the Company recognizes revenue on a straight-line basis over the term of the arrangement as the costs are incurred evenly over the term of the arrangement. The Company allocates the revenue to this unit of accounting using the relative selling price method, and based on the Company’s BESP, which is based on the Company’s estimate of costs plus a reasonable margin, which is, based on the Company’s internal forecasts, projected at 20%. The BESP approximates the expected selling price of the basic service plan to the customer.

Standard System Sale with Premium Service Plan

Background

The Company may also sell its standard system with a premium service plan, which provides the customer with the following:

•	All provisions under the basic service plan
•	24/7 on-site availability as needed
•	24/7 phone support
•	Continuing on-site education
•	As new product improvements are developed, the newest component upgrades which are limited to 2 years

The deliverables under this multiple-element arrangement include: (a) the system, including delivery, installation and initial training, which are subject to customer acceptance, (b) the initial order of cassettes, (c) the extension of the warranty period, which is provided under the basic service plan, as well as extended customer service support periods and (d) component upgrades over the first two years of the term of the service plan.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

For these arrangements, the Company provides list prices to customers for each element of the arrangement. The list price for the system is consistent with the list price provided to the Company’s customers who purchase a standard system without a service plan. The list price for the premium service plan is separately stated, and is incremental to the list price of the basic service plan. The Company has consistently sold its premium service plan for between $30 thousand and $40 thousand per year, which approximates the sum of the Company’s BESP for the extended warranty and component upgrade elements of the service plan.

Evaluation of Multiple-Element Arrangement:

The deliverables under this multi-element arrangement include: (a) the system, including delivery, installation and initial training, which are subject to customer acceptance, (b) the initial order of cassettes, and (c) the extension of the warranty period, as well as extended customer service support periods.

The accounting and allocation of revenue for the first three units of accounting is consistent with that described above for standard system sales with basic service plans.

With respect to the obligation to provide component upgrades, the Company allocates revenue to this unit of accounting using the relative selling price method, and based on the Company’s BESP, which is based on the Company’s estimate of costs plus a reasonable margin, which is based on the Company’s internal forecasts projected at 30%. The Company recognizes component upgrade revenue in proportion to the costs incurred with the delivery of the upgrade or on a straight line basis if upgrades are expected to be delivered over the period. The Company has not provided any significant upgrades to date.

Through September 30, 2014, the Company has had nine standard system sales with premium service plans.

There are no performance, cancellation, termination, or refund-type provisions under any of the Company’s multiple element arrangements.

The Company acknowledges the Staff’s comment regarding the disclosures under ASC 605-25-50-2 and has revised pages F-15, F-16 and F-17 accordingly.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

48.	With respect to your distributorship agreement with Philips, we note that this agreement gave Philips a sole worldwide distributorship for your product for the periods presented in the financial statements. Please disclose how you accounted for revenues under this agreement and separately explain to us the basis for your accounting policy including your analysis of the significant terms of the agreement in determining your policy under U.S. GAAP. For example, you disclose that under the agreement, Philips sold the equipment directly to the end user and you were responsible for installation and initial training. Discuss how you considered these terms in determining the appropriate revenue recognition policy.

The Company entered into an exclusive distribution agreement with Philips on January 21, 2011, which included the following relevant provisions:

•	Philips was authorized to be the exclusive distributor of the CorPath Systems through August 7, 2014.

•	Philips would enter into the arrangement to sell the system to the customer (at a price negotiated between Philips and the end user customer) at which time Philips would enter into a simultaneous agreement with the Company to purchase the system from the Company at the contractual price as stated in the Company’s distribution agreement with Philips.

•	Philips notifies the Company of the identification of the customer and the Company interacts directly with the customer to ensure the equipment is delivered to and accepted by the customer.

•	The Company was responsible for the manufacturing, delivery, installation and initial training for the CorPath System, as well as warranty provisions and obligations under the service plan, if any.

•	The Company would invoice Philips for the contractual amount due to the Company and record the revenue once the Company completed the delivery, installation and initial training with respect to the system.

On November 8, 2013, the Company and Philips amended the agreement to specifically allow the Company to sell the CorPath System directly to customers (at an arms-length third party price) in an effort to stimulate sales. Philips did not benefit from the sale of the systems by the Company to customers other than potential increased demand in the market place due to greater market awareness. There was no consideration exchanged as a result of this amendment.

Under the Company’s arrangement with Philips, Philips establishes the pricing with the customer and assumes the collectability risk with the customer. The contractual arrangement between the Company and Philips is fixed regardless of what price Philips negotiates with the customer.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

The Company has considered and analyzed the specific facts and circumstances of its arrangement with Philips, along with the indicators outlined in FASB Accounting Standards Codification™ (ASC) 605-45, Revenue Recognition: Principal Agent Considerations, to determine whether gross or net reporting of revenue is appropriate. There are certain indicators of net revenue in this arrangement. For example, the Company has no involvement with the end customer in establishing pricing and the credit risk related to the price the customer will pay resides solely with Philips. As a result, the amount of consideration the Company receives under the arrangement is fixed regardless of the selling price arrangement Philips has negotiated with the end customer. As such, the Company recognizes revenue on a net basis, equal to the price Philips pays the Company for the system.

The Company recognizes the revenue under this arrangement only after completion of its obligations to the end customer, which includes delivery, installation and the initial training, as well as the initial shipment of cassettes to the customer, which are essential to the functionality of the system, since the Company’s obligations under the arrangement extend to the end customer.

49.	Further, you disclose that the agreement with Philips expired August 7, 2014. Please explain to us how you are selling your products after that date and how you are recognizing revenues on those transactions. Please tell us whether you have entered into new distributorship agreements since the expiration of the one with Philips. If you have, please tell us the significant terms of those agreements and explain your analysis under U.S. GAAP in determining how to recognize revenue.

The Company currently sells its CorPath Systems directly to customers primarily through its internal sales force and to a lesser extent through distributors where the Company seeks strategic opportunities. Following the termination of the distribution agreement with Philips, the Company continues to sell CorPath Systems through Philips under a non-exclusive arrangement under mutually agreeable terms on a sale-by-sale basis until such time the Company either executes a new distribution agreement with Philips or the Company ceases to do business with Philips. Since the termination of the Philips agreement, the Company sold one CorPath System through Philips pursuant to a purchase order. The Company also sells through other distributors on a one-off basis through purchase orders. Further, the Company recently entered into a distribution agreement with a distributor in Israel and expects to enter into contracts with other distributors in the future. In conjunction with the sale of the CorPath System, the Company is responsible for installation and initial training. The Company considers all the elements of the sale of the system, including installation and initial training, to be a single unit of accounting in accordance with revenue recognition under GAAP. Revenue is recognized for the entire arrangement (system, installation and initial training) upon acceptance by the end-user customer.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

For sales made directly to customers by the Company’s internal sales force, the Company will recognize revenue based on the following criteria:

•	when persuasive evidence of an arrangement exists
•	the price to the buyer is fixed or determinable
•	collectability is reasonably assured and
•	risk of loss transfers

Because the Company is responsible for installation and initial user training, which is essential to the functionality of the systems, and the Company considers these elements along with the delivery of system to be a single unit of accounting in accordance with ASC 605, revenue is recognized for the entire arrangement (system, installation and initial training) upon written acceptance by the end-user customer.

50.	We note that you record shipping and handling costs charged to customers as a selling expense in the period incurred, and any payments from customers for shipping costs as a reduction to selling expense. Please explain how you considered FASB ASC 605-45-45-20 and 45-21 in determining that it was appropriate to classify amounts billed to your customers for shipping as an offset to your selling expenses. If the shipping and handling costs you incur are significant, please disclose the amount of those costs and the line item on the income statement that includes those costs consistent with FASB ASC 605-45-50-2.

The Company’s customers typically pay for their own freight costs. In cases where the Company incurs freight costs, it does not charge its customers for these costs, which amounted to $8 thousand in 2012, $15 thousand in 2013 and $24 thousand for the nine months ended September 30, 2014.

In response to the Staff’s comment, the Company has revised page F-17 of Amendment No. 1 to clarify disclosure on shipping and handling costs.

Concentrations of Credit Risk and Significant Customers, page F-18

51.	Please reconcile with the disclosures of revenues from Philips on page F-19. Please also provide the disclosure required by FASB ASC 280-10-50-42 for 2012, or tell us why the information is not required.

In response to the Staff’s comment, the Company has revised pages F-20 and F-21 of Amendment No. 1 to reconcile the disclosure of revenues from Philips and provide disclosure required by FASB ASC 280-10-50-42.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Item 15. Recent Sales of Unregistered Securities

52.	Please tell us when you filed the Form D for the August 12, 2014 transaction that you disclose here as exempt from registration based on Regulation D. Also, indicate the facts relied upon to make the cited exemption available for the acquisition, including the number of investors.

In response to the Staff’s comment, the Company notes that it did not file a Form D in connection with the securities issued in the Acquisition. As indicated in the second paragraph of Item 15, Recent Sales of Unregistered Securities -- Exemptions from Registration, the shares, options and warrants issued in conjunction with the Acquisition were exempt from registration under Section 4(2) of the Securities Act as not involving any public offering.

The Company believes that the securities issuance in conjunction with the Acquisition qualify as a private placement as there were (i) 21 stockholders that received YIDI common stock, all but one of which the Company believes were accredited investors, (ii) 63 optionholders that received YIDI stock options, all of which were current or former directors, officers or other employees or consultants of the Company and (iii) three warrantholders that received YIDI warrants, all of which the Company believes were accredited investors. The Company notes that all of the holders were long-term holders of Corindus, Inc. securities and had a prior business relationship with Corindus, Inc. Communications concerning the Acquisition did not involve the use of any general solicitation within the meaning of Regulation D, and the securityholders had access to information about Corindus, Inc. prior to the consummation of the Acquisition. Further, the business of Corindus, Inc. did not change in conjunction with the Acquisition other than becoming subject to the public company reporting requirements and the dilution of securityholders in conjunction with the Acquisition.

Additionally, each securityholder represented pursuant to the Securities Acquisition and Exchange Agreement that such securityholder: (i) acquired Company securities solely for such securityholder’s own account, for investment purposes, and not with a view to or for the resale, distribution, subdivision or fractionalization thereof; (ii) had no present plans to enter into any such contract, undertaking, agreement, or arrangement, and further understood that the Company securities may only be resold pursuant to an effective registration statement under the Securities Act, or pursuant to some other available exemption; and (iii) was either an "accredited investor" within the meaning of Regulation D under the Securities Act or had sufficient knowledge and experience in financial matters to be capable of evaluating the merits and risks of the Company securities and was able to bear the economic risk of the transactions contemplated hereby.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

Item 17. Undertakings

53.	Please provide the undertaking required by Regulation S-K Item 512(a)(6).

The Company respectfully submits that Regulation S-K Item 512(a)(6) applies to a primary offering of securities, whereas the Form S-1 relates solely to the resale of Common Stock previously issued by the Company to investors. Thus, the Company has not included the undertaking contemplated by Regulation S-K Item 512(a)(6).

Exhibits

54.	Please file as exhibits your agreement with Philips described on page F-14, and your employment and other agreements with David Long. Also, please include all attachments in your Exhibits 10.4 and 10.6, other than the information you seek to keep confidential pursuant to Rule 406.

In response to the Staff’s comment, the Company has filed the Philips distributor agreement subject to confidential treatment pursuant to Rule 406. The Company acknowledges that all comments issued as a result of that review, if any, must be resolved prior to the Company’s filing a request for effectiveness.

The Company does not have an employment agreement or other agreement (other than an offer letter) with Mr. Long and, thus, Mr. Long’s employment terms are described as “employment arrangements” in the Form S-1.

In response to the Staff’s comment, the Company has filed all of the attachments to Exhibits 10.04 (Loan and Security Agreement with Steward Capital Holdings) and 10.06 (Intellectual Property Loan Agreement with Steward Capital Holdings) subject to confidential treatment pursuant to Rule 406. The Company acknowledges that all comments issued as a result of that review, if any, must be resolved prior to the Company’s filing a request for effectiveness.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.

55.	Please provide the exhibit required by Regulation S-K Item 601(b)(101). For guidance, please see the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation 146.17.

The Company acknowledges the Staff's comment, and has included the requested Interactive Data File exhibits with Amendment No. 1 and posted such Interactive Data File on its website. See page II-4 of Amendment No. 1.

Exhibit 5.1

56.	The exhibit that you file to satisfy your obligation per Regulation S-K Item 601(b)(5) should not assume any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, we note the last three sentences of the paragraph following the paragraphed numbered iii in this exhibit. Please file a revised exhibit accordingly. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

Emmel & Klegerman, PC, Nevada counsel, has revised its legal opinion attached as Exhibit 5.1 to Amendment No. 1 to limit the assumptions therein in accordance with the guidance set forth in Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

* * * * *

We thank you for your prompt attention to this letter responding to the Staff’s comments. Pursuant to a securities purchase agreement to which the Company is a party, the Company will incur liquidated damages of 1.5% of the purchase price of the shares being registered on Form S-1 if the registration statement is not declared effective by January 14, 2015. In light of this consideration, the Company would greatly appreciate the Staff’s prompt review of Amendment No. 1.

Please contact me at 650.815.7438 if you have any questions or require any additional information in connection with this letter or Amendment No. 1 filed today.

Sincerely,

/s/ Mark J. Mihanovic

Mark J. Mihanovic

cc:	David M. Handler, Chief Executive Officer and President
David W. Long, Chief Financial Officer, Sr., Vice President, Treasurer and Secretary

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CORINDUS VASCULAR ROBOTICS, INC.